

November 5, 2012

<u>Via E-mail</u>
Mr. Brad J. Pyatt
Principal Executive Officer
MusclePharm Corporation
4721 Ironton Street, Building A
Denver, CO 80239

Re: **MusclePharm Corporation**
            Form 10-K for the Fiscal Year Ended December 31, 2011
            Filed April 16, 2012 and Amended on July 2 and July 9, 2012
            File No. 000-53166

Dear Mr. Pyatt:

    We have completed our review of your filings. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Jim B. Rosenberg

                            Jim B. Rosenberg
                            Senior Assistant Chief Accountant